                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                          FOR THE MONTH OF AUGUST 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
                         -7 ANDAR, BRASILIA, D.F.
                          FEDERATIVE REPUBLIC OF BRAZIL
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                         Form 20-F X    Form 40-F
                                  ---             ---

                (Indicate by check mark whether the registrant by
                furnishing the information contained in this form
                is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                               Yes        No X
                                   ---      ---

                                                     TCOC3: R$ 7.50/1,000 shares
                                                     TCOC4: R$ 6.06/1,000 shares
                                        TRO: US$ 7.40/ADR (1 ADR = 3,000 shares)

INVESTOR RELATIONS:
ARTHUR FONSECA - ARTHUR.FONSECA@TCO.NET.BR                              WEB SITE
FLAVIA MENEZES - FLAVIA.MENEZES@TCO.NET.BR                 HTTP://WWW.TCO.NET.BR

                            ANNOUNCES RESULTS FOR THE
                             SECOND QUARTER OF 2001

SECOND QUARTER    BRASILIA,  August 08, 2001 - Tele Centro Oeste  Celular  (TCO)
2001              (NYSE: TRO; BOVESPA: TCOC3/TCOC4) today  discloses its results
RESULTS           relative to the second quarter of 2001.  In the second quarter of 2001 the  Company  obtained  a net  consolidated  profit of
                  R$51.5  million,  and  its  profit  before  interest,   taxes,
                  depreciation and amortization  (EBITDA), was R$ 107.7 million.
                  The 69% increase in the Company's  client base compared to the same period of last year generated a Gross  Operating  Revenue of R$ 384.8  million and a Net  Operating  Revenue of R$ 304.4 million,  which  corresponds  to a growth of 40% over the same period of last year.

NBT: A            Norte Brasil Telecom S.A. (NBT) is a subsidiary of the Company
SUCCESSFUL        operating  Band B services in the  Brazilian  states of AMAPA,
ENTERPRISE        AMAZONAS,  MARANHAO,  PARA  and  RORAIMA.  Having  been in the market for less than two years,  NBT has exceeded all possible expectations  and has produced  results  materially  above the average results  obtained by the other companies  operating in
                  Band B, in this quarter, its net result was R$ (231) thousand.
                  In the second  quarter of 2001 NBT obtained a positive  EBITDA of R$ 8.7  million  and an EBITDA  margin  of 17%.  This was a result of the  significant  growth  observed  in the number of clients  served  by the  company,  which  has  guaranteed  the increase in revenues.  Equally,  the results were also reached on account of the Company's current price-reduction policy.

                              OPERATING PERFORMANCE

GROWTH OF TCO'S   In the  second  quarter  of 2001  TCO  added a net  number  of
CLIENT BASE       172,473 clients, of which 25% were post-paid clients attracted mainly  by the  campaigns  conducted  along  MOTHERS'  DAY and
                  VALENTINE'S   DAY   celebrations,   which  focused  mainly  on
                  Post-Paid  Service  Plans.  During the second  quarter of 2001
                  TCO's  consolidated  client base increased 69% compared to the same period of 2000.

                  ------------------------------------------------------------------------------------
                  CLIENTS              2Q01          1Q01          4T00          3Q00        2Q00
                  ------------------------------------------------------------------------------------
                  CONSOLIDATED         2,070,030     1,897,557     1,712,184     1,392,729   1,224,707
                   Post-paid             665,678       621,746       579,511       492,358     525,646
                   Pre-paid            1,387,631     1,259,101     1,115,962       883,664     682,360
                   Rural                  16,721        16,710        16,711        16,707      16,701

                  AREA 7               1,728,202     1,598,530     1,455,502     1,212,137   1,094,766
                   Post-paid             551,304       519,734       493,934       446,093     487,229
                   Pre-paid            1,160,177     1,062,086       944,857       749,337     590,836
                   Rural                  16,721        16,710        16,711        16,707      16,701

                  AREA 8                 341,828       299,027       256,682       180,592     129,941
                   Post-paid             114,374       102,012        85,577        46,265      38,417
                   Pre-paid              227,454       197,015       171,105       134,327      91,524
                  ------------------------------------------------------------------------------------

INCREASE OF       Late in the third quarter of 2000 TCO launched its alternative
TCO'S POST-PAID   service  plan  called  "ESSENCIAL"  [Essential].  The  program
CLIENT BASE       offers four plans with services that have minute-based VC1 and
                  VC2  deductibles,  applicable to calls made to any cellular or fixed-line  within the TCO region.  The monthly fee is charged according to the number of minutes contracted depending on the client's  profile (50, 100,  150, 300, 650 and 1100  minutes).
                  The  client  base  for  post-paid  clients  has  been  growing continually since the service was launched, mainly in Area 7.

                  -----------------------------------------------------------------------------------------------
                  AREA 7 - OPERATING STATISTICS            UNIT        2Q01      1Q01     4Q00     3Q00      2Q00
                  -----------------------------------------------------------------------------------------------
                  Population covered                      x 000      12,082    12,036   11,994   11,661    11,613
                  Penetration TCO                            %         12.0      11.1     10.1      7.9       6.9
                  Cities attended                          UNIT         259       254      253      250       243
                  Workforce                                UNIT       2,376     2,213    1,834    1,673     1,628
                   Employees                               UNIT       1,208     1,110    1,082    1,056     1,012
                   Outsourced parties and trainees         UNIT       1,168     1,065      752      638       616
                  -----------------------------------------------------------------------------------------------

                  ----------------------------------------------------------------------------------------------
                  AREA 8 - OPERATING STATISTICS            UNIT        2Q01     1Q01     4Q00     3Q00      2Q00
                  ----------------------------------------------------------------------------------------------
                  Population covered                      x 000       7,511    7,366    7,366    6,330     6,222
                  Penetration NBT                            %          2.3      2.0      1.7      1.0       0.9
                  Cities attended                          UNIT          61       56       56       35        31
                  Workforce                                UNIT         667      636      563      513       507
                   Employees                               UNIT         260      247      245      229       205
                   Outsourced parties and trainees         UNIT         407      384      318      296       302
                  ----------------------------------------------------------------------------------------------

COMMERCIALIZATION At  the  end  of  the  second  quarter  of  2001,  TCO  had 35 proprietary stores, 1,122 accredited retailers of handsets and more than 9.5 thousand direct and indirect  retailers of cards in Area 7. In Area 8, TCO runs a trade  structure  through NBT which has 15 proprietary  stores, 241 accredited  retailers of
                  handsets  and  more  than  3  thousand   direct  and  indirect
                  retailers of cards.

NETWORK           TCO  operates  based  on  TDMA  technology.  At the end of the
STRUCTURE         second  quarter of 2001 Area 7 had a 94% handset  digitization rate.  Since its  implementation,  NBT has operated  with 100%
                  digital technology.

                        ------------------------------------------------------------------------
                        AREA 7 - NETWORK STRUCTURE                     UNIT        2Q01     2Q00
                        ------------------------------------------------------------------------
                        Radio-Base Stations (ERB's)                    UNIT         618      573
                        Switching (CCC's)                              UNIT          13       12
                        ------------------------------------------------------------------------

                        ------------------------------------------------------------------------
                        AREA 8 - NETWORK STRUCTURE                     UNIT        2Q01     2Q00
                        ------------------------------------------------------------------------
                        Radio-Base Stations (ERB's)                    UNIT         121       91
                        Switching (CCC's)                              UNIT           9        8
                        ------------------------------------------------------------------------

WAP SERVICES      WAP  services are  currently  offered in the main cities where
                  TCO has operations. TCO markets two types of handsets equipped with the WAP  technology:  the  Nokia  7160 and the  Gradiente
                  G-WAP for both the pre-paid  and the  post-paid  services.  No monthly subscription is charged;  instead, users pay the value equivalent to the VC1 rate, per minute of usage.  The services offered by the WAP portal include an agenda for films, theater shows,  parties and musical events,  as well as tourist hints,
                  restaurant   and  hotel   referrals,   useful  and  convenient
                  telephone numbers,  news, banking services,  message delivery, customized  message  cards,  games,  professions  and careers, among others.  Clients of TCO's Basic Plan and Essencial  Plan have the right to use for free  minutes  in WAP  service,  the amount of minutes depends on the plan of the client.

TCO IP            To improve  the IP business  segment,  TCO  established  a new company TCO IP S.A. The new  company's  main  activities  are:
                  Internet provider,  home pages development and applications to
                  Internet.

SHORT-MESSAGE     E-celular is the Short Message  Service  offered by TCO, which

SERVICE - SMS     currently has more than 230 thousand  registered  subscribers, of which 182 thousand are in Area 7 and 48 thousand in Area 8.
                  Approximately  485,000  messages  are sent  daily,  400,000 by clients  in Area 7 and  85,000 by  clients  in Area 8. TCO has charged  R$ 0.13 net of taxes per  message  sent as of August,
                  2001.

                                              FINANCIAL PERFORMANCE

                                                                                               In R$ thousands
                  --------------------------------------------------------------------------------------------
                  CONSOLIDATED                     2Q01      1Q01   (%)CHANGE     1S01        1S00   (%)CHANGE
                  --------------------------------------------------------------------------------------------
                  Gross Operating Revenue        384,821   346,539      11%     731,360     518,232      41%
                  Net Operating Revenue          304,394   277,607      10%     582,001     411,202      42%
                  Operating Profit                58,836    58,742     0.2%     117,578     100,571      17%
                  Net Profit in the Period        51,456    34,902      47%      86,358      63,155      37%
                  EBITDA                         107,719   101,087       7%     208,806     163,217      28%
                  --------------------------------------------------------------------------------------------

OPERATING         TCO's Net Operating  Revenue obtained in the second quarter of
REVENUE           2001 rose by 10%  compared to the first  quarter of 2001.  The
                  Consolidated  ARPU without  handset  sales was R$ 44. The ARPU for  NBT  without  handset  sales  was R$ 42.  The  retail  of handsets  generated  a R$ 56  million  gross  revenue  in  the quarter.

OPERATING         The cost of merchandise sold in the quarter was R$ 69 million.
EXPENSES          The  subscribers  acquisition  cost  (SAC) was R$ 168,  due to higher expenses  associated  with  marketing,  advertising and subsidies.

EBITDA            The EBITDA obtained in the quarter was R$ 107.7 million, which clearly  demonstrates  the Company's  ability to generate cash using its own operating assets.

DEPRECIATION      Expenses with  depreciation  and  amortization  mount up to R$
                  63.9  million,  of which R$32.7  million were  incurred in the second quarter. Depreciation is calculated based on the linear method and takes into consideration the useful life of goods.

ALLOWANCE FOR     Allowances  for doubtful  debtors /  write-offs  total R$ 29.8
DOUBTFUL DEBTORS  million and correspond to 5.1% of the net operating revenue of the  period.  Allowances  for  doubtful  debtors /  write-offs reached R$ 14.7  million in the second  quarter  and are taken for  credits  regarded  as  unlikely  to be  recovered  by the
                  Company.   The  methodology   comprises  the  recording  of  a
                  provision  to cover  100% of the  credit  overdue  for over 90 days. In addition, the percentages  historically obtained from the  write-offs  in respect of  unbilled  credits,  to credits coming  due and to  credits  overdue  for up to 90  days,  are applied  on the  respective  gross  revenues  of the  last  12 months.

INVESTMENTS       During  the first half of 2001  TCO's  investment  was R$ 77.9 million in Areas 7 and 8, mainly in projects  related with the expansion of the wireless cellular telephoning network and the
                  modernization  of   telecommunication   services.   The  capex
                  estimated for the year 2001 is  approximately  R$250  million, among TCO's own and borrowed  resources,  to be used to expand the network and to modernize the services provided.

DEBTS             The total  indebtedness  on June 30, 2001 was R$ 512.4 million compared to R$ 556.8 of last quarter. 67% of this indebtedness is dollar  denominated.  From this percentile,  88% is hedged.
                  The  only  indebtedness  that is not  hedged  is the EDC  loan
                  (Export Development  Corporation),  that is due to 2005, which is a long term operation.  This indebtedness is compensated by the cash resources,  reducing the net  indebtedness to R$ 51.7 million.

--------------------------------------------------------------------------------

                     ** FINANCIAL STATEMENTS WILL FOLLOW **

                        TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                       BALANCE SHEETS
                              June 30, 2001 and March 31, 2001
                              (In thousands of Brazilian Reais)

                                                  ----------------------------------------
                                                     JUNE 30, 2001       MARCH 31, 2001
                                                  ----------------------------------------

ASSETS                                                          CONSOLIDATED
                                                  ----------------------------------------
CURRENT ASSETS                                                 941.558             961.246
                                                  ----------------------------------------
    Cash and cash equivalents                                   20.927              21.475
    Short-term investments                                     439.805             443.492
    Marketable securities                                      134.365             130.602
    Accounts receivable from services                          153.073             154.799
    Inventories                                                 35.612              44.625
    Deferred and recoverable taxes                             119.026             112.334
    Other assets                                                38.750              53.919

                                                  ----------------------------------------
LONG-TERM RECEIVABLES                                           58.779              64.264
                                                  ----------------------------------------
    Deferred and recoverable taxes                                   -                   -
    Loans with related parties                                  54.858              60.345
    Other assets                                                 3.921               3.919

                                                  ----------------------------------------
PERMANENT ASSETS                                               892.186             878.125
                                                  ----------------------------------------
    Investments                                                  5.699               4.945
    Property, plant and equipment                              848.559             835.489
    Deferred assets                                             37.928              37.691

                                                  ----------------------------------------
TOTAL                                                        1.892.523           1.903.635
                                                  ========================================

                          TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                         BALANCE SHEETS
                                June 30, 2001 and March 31, 2001
                                (In thousands of Brazilian Reais)

                                                       ---------------------------------------
                                                          JUNE 30, 2001       MARCH 31, 2001
                                                       ---------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY                                 CONSOLIDATED
                                                       ---------------------------------------
CURRENT LIABILITIES                                                 704.902            745.253
                                                       ---------------------------------------
          Personnel,   social   charges  and  benefits                9.748              7.075
          payable
          Suppliers                                                 124.684            121.821
          Indirect taxes                                             55.482             46.528
          Income taxes                                               10.132             14.354
          Income participation                                       33.331             52.096
          Loans and financing                                       432.462            468.915
          Concession area 8                                          21.045             19.998
          Other obligations                                          18.018             14.466

                                                       ---------------------------------------
NONCURRENT LIABILITIES                                              148.605            154.049
                                                       ---------------------------------------
          Provision for contingencies                                68.004             64.947
          Suppliers                                                     548                549
          Income taxes                                                    -                  -
          Loans with related parties                                      -                  -
          Loans and financing                                        79.927             87.928

PARTICIPATION OF MINORITY                                            76.670             73.033
SHAREHOLDERS'

                                                       ---------------------------------------
SHAREHOLDERS' EQUITY                                                962.346            931.300
                                                       ---------------------------------------
          Capital stock                                             319.618            303.000
          Capital reserve                                            87.900            109.928
          Surplus reserve                                           127.837            127.837
          Retained earnings                                         426.991            390.535

RESOURCES TO CAPITALIZE                                                 126                126

                                                       ---------------------------------------
TOTAL                                                             1,892,523          1,915,450
                                                       =======================================

                                    TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                          CONSOLIDATED FINANCIAL STATEMENT
                                         (In thousands of Brazilian Reais)

------------------------------------------------------------------------------------------------------------------
CONSOLIDATED                                 2Q 2001      2Q 2000     1Q 2001     1Q 2000    ACC. 2001   ACC. 2000
------------------------------------------------------------------------------------------------------------------
 GROSS OPERATING REVENUE                     384,821      274,814     346,539     243,418      731,360     518,232
 Deductions from gross revenue              (80,427)     (57,308)    (68,932)    (49,722)    (149,359)   (107,030)
 NET OPERATING REVENUE                       304,394      217,506     277,607     193,696      582,001     411,202
 Cost of services rendered and merchandise (122,115)     (77,748)   (104,265)    (73,677)    (226,380)   (151,425)
 sold*
 GROSS PROFIT                                182,279      139,758     173,342     120,019      355,621     259,777

 OPERATING REVENUES / EXPENSES
 Services commercialized*                   (48,626)     (28,839)    (47,677)    (30,924)     (96,303)    (59,763)
 General and administrative expenses*       (22,151)     (17,562)    (24,772)    (17,546)     (46,923)    (35,108)
 Other net revenues / expenses*              (3,783)        (781)         194       (908)      (3,589)     (1,689)
 PROFIT BEFORE DEPRECIATION AND FINANCIAL    107,719       92,576     101,087      70,641      208,806     163,217
 REVENUES / EXPENSES - EBITDA

 Depreciation                               (32,718)     (27,734)    (31,148)    (26,617)     (63,866)    (54,351)

 PROFIT AFTER DEPRECIATION BEFORE FINANCIAL   75,001       64,842      69,939      44,024      144,940     108,866
 REVENUE AND EXPENSES - EBIT

 Financial revenue / expenses               (16,165)      (5,821)    (11,197)     (2,474)     (27,362)     (8,295)

 OPERATING PROFIT                             58,836       59,021      58,742      41,550      117,578     100,571

 Non-operating revenue / expense             (4,378)      (5,454)     (5,304)       1,211      (9,682)     (4,243)

 PROFIT BEFORE TAXES, MINOR                   54,458       53,567      53,438      42,761      107,896      96,328

 Income tax and social contribution         (14,992)     (14,505)    (14,680)    (11,620)     (29,672)    (26,125)
 Employee participation                        (589)        (457)       (527)       (427)      (1,116)       (884)
 Participation of minority shareholders      (4,675)      (5,554)     (3,329)     (3,976)      (8,004)     (9,530)

 PROFIT BEFORE REVERSAL OF INTEREST ON        34,202       33,051      34,902      26,738       69,104      59,789
 OWNED CAPITAL

 REVERSAL OF INTEREST ON OWNED CAPITAL        17,254        3,366           -           -       17,254       3,366

 NET PROFIT IN THE PERIOD                     51,456       36,417      34,902      26,738       86,358      63,155
------------------------------------------------------------------------------------------------------------------

 EBITDA MARGIN                                35.39%       42.56%      36.41%      36.47%       35.88%      39.69%
 EBIT MARGIN                                  24.64%       29.81%      25.19%      22.73%       24.90%      26.48%
------------------------------------------------------------------------------------------------------------------
* without depreciation.

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                                Explicative Notes
                       For the period ended June 30, 2001

1. COMPANY'S OPERATIONS

TELE CENTRO OESTE CELULAR  PARTICIPACOES S.A. was constituted in accordance with
Article 189 of Law No. 9,472/97  (Telecommunications General Law) and Decree No.
2,546  of  April  14,  1998,  as a  result  of the  spin-off  of  TELEBRAS.  The shareholders' general meeting that approved the  register/justification was held on May 22, 1998 and the respective  appraisal  report was issued on February 28,
1998.

The Company is a Corporation directly controlled by BID S.A. (company controlled by Splice do Brasil S.A.) who acquired  53.80% of the voting  capital and 18.36%
of the total capital.

The  Company  controls  the  following  companies:  Telebrasilia  Celular  S.A.,
Telegoias  Celular S.A.,  Telemat  Celular S.A.,  Telems  Celular S.A.,  Teleron
Celular S.A. and Teleacre  Celular S.A.. The  subsidiaries  are  responsible for providing cellular telephone services - Band A throughout the Middle West region of the country  including  the States of  Rondonia  and Acre,  according  to the concession terms signed by the Federal  Government which should expire on August
5, 2008 but could be extended for another 15 years.

On May 24, 1999 the company Norte Brasil Telecom S.A. - NBT was constituted,  as a private  corporation,  with 95%  participation  in the parent  company.  NBT's operating objective is to explore cellular services as well as all necessary and useful  activities  for delivering  these services  within area 8 - Band B which comprises the States of Amazonas, Roraima, Amapa, Para and Maranhao.

Norte Brasil  Telecom S.A.  started up its  operating  activities  at the end of
October 1999 serving 11 from the 97 cities  comprising  the  respective  service area. As the operating  activities  related to the services at December 31, 1999 were not  significant,  all  expenses  incurred as a result were  considered  as pre-operating  expenses which were amortized in proportion  with the area served as of January 2000.

The services provided by the subsidiaries and respective  charges are controlled by ANATEL (National Agency of Telecommunications), the authority responsible for regulating  telecommunications  in Brazil,  in accordance  with Law No. 9,472 of
July 16, 1997.

On November 30, 2000 TCO IP S.A. was constituted,  a corporation  holding 99.99%
participation in the parent company (Tele Centro Oeste Celular).  The latter has
the   objective   of   rendering   telecommunication   services   according   to
classification established by ANATEL - National Agency of Telecommunications, as
well as services of internet access,  information systems in general,  resale of computer  and software  equipment,  computer  and  telecommunications  training, internet marketing, home pages development and others.

2. PRESENTATION OF FINANCIAL STATEMENTS

The  consolidated  financial  statements of the parent company and  subsidiaries have been prepared in conformity  with accounting  practices  established by the
Brazilian Corporate Law and norms published by the C.V.M.  (Brazilian equivalent of the Securities and Exchange Commission of the U.S.).

3. SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a. SHORT-TERM INVESTMENTS

Refer to temporary  investments of high  liquidity  falling due within less than three months, stated at cost plus income earned to the balance sheet date.

b. CREDITS AND OBLIGATIONS

Credits  and  obligations  are stated at their  historical  value.  The  amounts subject to monetary  correction,  foreign  exchange rates and interest have been adjusted to the balance sheet date.

c. ALLOWANCE FOR DOUBTFUL ACCOUNTS

This  provision was  constituted  to cover  accounts  receivable  unlikely to be collected.  The methodology comprises the recording of a provision to cover 100%
of accounts  overdue more than 90 days.  Additionally,  for the accounts not yet billed, not yet due and overdue less than 90 days, the percentages  historically obtained from write-offs are applied on the respective  gross revenues  computed within the last 12 months.

d. INVENTORIES

Stated at average  acquisition  cost not  exceeding the  respective  replacement cost.

e. PROPERTY, PLANT AND EQUIPMENT

Property,  plant and equipment  are stated at  acquisition  and/or  construction cost, monetarily corrected to December 31, 1995 less accumulated depreciation.

The exploration right (concession area 8) of cellular services - Band B relating to the  subsidiary  Norte  Brasil  Telecom  S.A.  was  stated at the  respective acquisition cost and is being amortized according to the concession period.

The  inventories  of  materials  related  to the plant  expansion  are stated at acquisition average cost.

Expenses  incurred with repair and maintenance are capitalized when improvements are made (increase in the  installation  capacity or useful life). The remaining expenses are charged to the operating result on an accrual basis.

Depreciation  is  calculated  through  the  straight-line   method  taking  into
consideration the useful life of the assets.  The respective rates are described in Note No. 7.

f. DEFERRED ASSETS

The  income  and  expenses  incurred  during  the  pre-operating  period  of the subsidiary Norte Brasil Telecom S.A. are charged to deferred assets.

Deferred assets were not subject to amortization in 1999 as the subsidiary Norte
Brasil Telecom S.A. was undergoing a  pre-operating  phase.  These expenses have been subjected to amortization since January 2000.

g. PROVISION FOR VACATION

The amounts  related to employees'  vacation due were provided for in proportion to the respective acquisition period.

h. INCOME TAX AND SOCIAL CONTRIBUTION TAX ON INCOME

Income tax and social  contribution  tax on income  are  recorded  on an accrual basis, calculated according to current legislation.  Deferred taxes are recorded over  temporary  differences,  calculated  based  on  rates  applicable  at  the respective realization or liquidation.

i. PROVISION FOR CONTINGENCIES

The  provision  for  contingencies  was  recorded  based on an  analysis  of the
Company's lawyers regarding all existing legal actions.

j. RECORDING OF REVENUES AND EXPENSES

Revenues and expenses are charged to the year's  operating  result on an accrual basis. The revenues derived from sales of prepaid recharging  cellular telephone cards are deferred and charged to the operating result as the cards are used.

k. FINANCIAL RESULT, NET

The financial result, net is represented by interest and monetary  correction on short-term investments and loans obtained as well as granted.

l. PENSION PLAN

Tele Centro Oeste Celular  Participacoes S.A. and subsidiaries sponsor a private defined-benefit  social  security  plan,  which is managed  by SISTEL.  The plan contributions are determined based on actuarial studies conducted by independent actuaries in accordance with current  Brazilian norms. The actuarial studies are periodically  reviewed  in  order  to  determine  the  need  for  adjusting  the contributions.

m. EMPLOYEES' INCOME PARTICIPATION

Tele Centro  Oeste  Celular  Participacoes  S.A.  and  subsidiaries  provide for employees' income  participation  based on Article 5 of Provisional  Measure No.
980 of April 25, 1995 and subsequent publications.

The amount provided for is equivalent to a monthly salary subject to approval at the Shareholders Meeting.

n. PROFIT PER SHARE

Profit per share was calculated  based on the number of shares in circulation at the balance sheet computation date.

4. CONSOLIDATION OF THE FINANCIAL STATEMENTS

The  consolidated   financial   statements  were  prepared  in  accordance  with
consolidation basic principles  established by Brazilian Corporate Law and norms of the C.V.M. (Brazilian equivalent of the Securities and Exchange Commission of the US).

We present below the main consolidation procedures:

Elimination of assets and liability  account  balances  between the consolidated companies;  Elimination  of  capital  participation,  reserves  and  accumulated earnings of the  consolidated  companies;  Elimination  of revenues and expenses derived from business held between the consolidated companies;  Highlighting the amounts of participation by minority shareholders on the financial statements.

The consolidated companies are as follows:

                                            CAPITAL PARTICIPATION (%)
                                       -----------------------------------
                                            6/30/2001        3/31/2001
                                        ----------------------------------
Telebrasilia Celular S.A.                       88.26            88.21
Telegoias Celular S.A.                          92.24            92.22
Telemat Celular S.A.                            97.42            97.37
Telems Celular S.A.                             98.29            98.26
Teleron Celular S.A.                            97.02            96.97
Teleacre Celular S.A.                           98.31            98.29
Norte Brasil Telecom S.A. - NBT                 98.33            95.00
TCO IP S.A.                                     99.99            99.99

                      5. ACCOUNTS RECEIVABLE FROM SERVICES

                                                                    CONSOLIDATED
                                                           -------------------------------
                                                                6/30/2001       3/31/2001
                                                           -------------------------------
Amounts invoiced                                                   64,411          52,277
Amounts to be invoiced                                             44,918          43,470
Network use rate                                                   48,419          56,176
Sales - prepaid                                                    29,110          26,095
Allowance for doubtful accounts                                  (41,629)        (33,422)
Others                                                              7,844          10,203
                                                           -------------------------------
Total                                                             153,073         154,799
                                                           ===============================

6. INVESTMENTS

                                                               PARENT COMPANY                 CONSOLIDATED
                                                       -------------------------------------------------------------
                                                             6/30/2001      3/31/2001      6/30/2001      3/31/2001
                                                       -------------------------------------------------------------
Participation stated through the equity method               1,055,943      1,126,381              -              -
Premium - Norte Brasil Telecom S.A.                              5,508          3,339          5,508          3,339
Other investments                                                    6              6            191          1,606
                                                       -------------------------------------------------------------
Total                                                        1,061,457      1,129,726          5,699          4,945
                                                       =============================================================

                                                   6/30/2001                                            3/31/2001
             --------------------------------------------------------------------------------------- ---------------
                                                                          Capital
                           Net (loss)                                   increase and
             Shareholders' income for    Voting      Total    Equity     Interest on
Companies       equity     the period   capital     capital   pick-up    own capital    Investment      Investment
---------------------------------------------------------------------------------------------------- ---------------
Telebrasilia       409,517     26,683       91%         88%    22,716       (14,180)       363,553         355,017
Telegoias          294,095     12,470       91%         92%    11,502           (16)       272,635         261,149
Telemat            174,119     13,694       99%         97%    13,341       (30,399)       170,071         187,129
Telems             138,755     10,197       99%         98%    10,021       (24,988)       136,708         151,675
Teleron             39,785      2,755       98%         97%     2,673        (3,753)        38,721          39,801
Teleacre            21,782      1,948      100%         98%     1,914        (3,171)        21,453          22,710
NBT                161,954      (231)       95%         98%       674         52,137        51,287         107,385
TCO IP               1,368      (147)      100%        100%         -              -         1,515           1,515
             ------------------------                         --------------------------------------- ---------------
Total            1,241,375     67,369                           62,841      (24,370)     1,055,943       1,126,381
             ========================                         ======================================= ===============

On  June  21,  2001  Tele  Centro  Oeste  Celular  Participacoes  S.A.  sold  to
Telebrasilia  S.A.  47,999,692  preferred  shares of Norte Brasil  Telecom S.A., representing 66.66% of Norte Brasil Telecom S.A.'s total capital, for R$ 2.26895 per share  corresponding to the book value of the shares of Norte Brasil Telecom
S.A. at April 30, 2001.

The premium of R$ 5,508 refers to the  acquisition of 45% of the shares of Norte
Brasil  Telecom  S.A.  from  Inepar  S.A.  on May  24,  1999  plus  the  capital contribution of May 25, 2001 which is being amortized over a period of 10 years.

7. PROPERTY, PLANT AND EQUIPMENT
                                                                              CONSOLIDATED
                                                        ----------------------------------------------------------
                                                                                 6/30/2001               3/31/2001
                                                                     ---------------------------------------------
                                           Annual
                                        depreciation                     Accumulated      Net book       Net book
                                          RATES(%)             COST      DEPRECIATION       VALUE          VALUE
                                     -----------------------------------------------------------------------------
Assets and service installations
   Switching equipment                       10               200,117      (43,568)         156,549       116,179
   Transmission equipment                   14.29             602,541     (275,381)         327,160       326,122
   Infra-structure
     Land                                     -                 3,809             -           3,809         3,694
     Buildings                                4                31,600       (9,848)          21,752        21,439
     Supporters and protectors                5                41,611       (7,726)          33,885        33,028
     Energy equipment                        10                61,337      (32,147)          29,190        30,233
     Leasehold  improvement  at third        10                 3,860       (1,150)           2,710         2,776
     parties
  Computer equipment                         20                19,178       (5,691)          13,487        10,068
  Vehicles                                   20                 1,668       (1,220)             448           494
  Exploration right (concession)            3.33               60,550       (5,040)          55,510        58,030
  Other assets                             5 to 20             47,565      (10,373)          37,192        33,904
Assets and installations in progress          -               157,040             -         157,040       189,764
Construction material                         -                 9,827             -           9,827         9,758
                                                        ----------------------------------------------------------
Total                                                       1,240,783     (392,144)         848,559       835,489
                                                        ==========================================================

8. LOANS AND FINANCING
                                                                              PARENT COMPANY                 CONSOLIDATED
                                                                           --------------------------------------------------------
                      INTEREST AND MONETARY CORRECTION            DUE DATE   6/30/2001     3/31/2001     6/30/2001   3/31/2001
                      --------------------------------------------------------------------------------------------------------------
National currency
BNDES                 TJLP plus annual interest of 4% per year.  01/16/2006          -             -        69,760      71,635

Commercial Paper      Annual discount of 9.5% with foreign
                      exchange variation based on the U.S.
                      dollar plus Swap of CDI.                   07/11/2001      97,927            -        97,927     150,872

Other loans           Industrial products Column 20 - FGV        2000 to 2008         -            -         1,832       1,714

Foreign currency

Banco ABC do Brasil   Foreign exchange variation based on the
                      U.S. dollar plus libor and annual interest
                      of 1.125%                                  4/23/2001            -            -             -       4,863

Euro Commercial       Annual discount of 9.5% with foreign
Paper                 exchange variation based on the U.S.
                      dollar plus Swap of CDI.                   05/18/2001           -      204,869             -     235,026

Export Development    Foreign exchange variation based on the
Corporation - EDC     U.S. dollar plus libor for six month
                      and annual interest                        11/22/2005           -            -        38,474      40,555

Banco  Santander      Libor plus 2% per year and 15%
                      income tax of 3.9%                         02/25/2002           -            -        60,280      50,577

Prepayment            Foreign exchange variation based on
                      the U.S. Dollar plus 1.75% over
                      Libor, and annual interest of 1.20%
                      with Swap for CDI                          04/15/2001      34,130            -       209,236           -

BBV Brasil            Foreign exchange variation based on
                      the U.S. Dollar, plus Libor and
                      annual interest of 0.50%                  05/20/2001 to
                                                                 05/25/2002           -            -        14,431           -

Banco do Brasil       Foreign exchange variation based on
                      the U.S. Dollar, plus annual
                      interest of 0.70% and 17.6471% for
                      income tax                                 04/22/2002           -            -         1,200           -

Banco Itau            Foreign exchange variation based on the
                      U.S. Dollar plus Libor and annual
                      interest ranging from 1.066% to 1.70%     02/14/2002 to
                                                                 05/24/2002           -            -        19,249           -

Others                -                                               -               -            -             -       1,601
                                                                              --------------------------------------------------
Total                                                                           132,057      204,869       512,389     556,843

CURRENT                                                                       (132,057)    (204,869)     (432,462)   (468,915)
                                                                              --------------------------------------------------
NONCURRENT                                                                            -            -        79,927      87,928
                                                                              ==================================================

The amounts falling due on a long-term basis are as follows:

                            CONSOLIDATED
                     ----------------------------
DUE DATE               6/30/2001       3/31/2001
-------------------------------------------------
2002                           -          21,027
2003                      26,387          22,087
2004                      26,387          22,087
2005                      26,387          22,087
2006                         271             226
2007                         271             226
2008                         224             188
                     ----------------------------
Total                     79,927          87,928
                     ============================

The parent company  obtains loans from the financial  market and transfers these amounts to related parties through debt assumption operations in order to reduce the loan total costs.

On May 17,  2001  TCO  IP,  company  controlled  by Tele  Centro  Oeste  Celular
Participacoes  S.A.,  obtained  funds from the  international  market through an operation known as Exports Prepayment,  with performance purchase. The operation amount was US$ 90,000. The respective amortization will take place in the months from  April to July  2002 and  should  cover  the  principal  amount,  including interest.  The charges on this operation  corresponded to 1.75% over Libor, plus annual interest of 1.20% for performance purchase charge.

9. NET OPERATING REVENUE FROM TELECOMMUNICATION SERVICES

                                                       CONSOLIDATED
                                               -----------------------------
                                                    6/30/2001     6/30/2000
                                               -----------------------------
Subscription                                           67,421       100,711
Use                                                   244,851       164,989
Use of network                                        250,038       136,548
Additional services                                     3,275         4,909
Resale of cellular equipment                          103,091        79,124
Resale of cards                                        62,573        29,811
Others                                                    111         2,140
                                               -----------------------------
Gross operating revenue                               731,360       518,232
Gross revenue deductions                            (149,359)     (107,030)
                                               -----------------------------
Net operating revenue                                 582,001       411,202
                                               =============================

10. PROVISION FOR CONTINGENCIES

                                          PARENT COMPANY             CONSOLIDATED
                                    ----------------------------------------------------
                                        6/30/2001     3/31/2001   6/30/2001   3/31/2001
                                    ----------------------------------------------------
Tax                                         6,750         6,078      10,405       9,733
Labor                                           -             -         364         364
Others (a)                                 57,052        54,667      57,235      54,850
                                    ----------------------------------------------------
Total                                      63,802        60,745      63,804      64,947
                                    ====================================================

Basically  refers to  original  loans from  Telecomunicacoes  Brasileira  S.A. -
TELEBRAS,  which  according to Attachment II of the Spin-Off  Report of February
28,1998,  approved by the Shareholders Meeting of May 1998, should be charged to the respective  holding  controlled by Telegoias  Celular S.A. and  Telebrasilia
Celular S.A..

Local  management,  based on the  understanding  that the respective  loans were wrongly  allocated at the time of the  spin-off,  suspended  the  payments  flow subsequent to the changes in Company's  controls.  These loans are being indexed by the IGP-M (Market General Price Index) plus 6% annual interest.

In June 1999,  Tele Centro Oeste Celular  Participacoes  S.A.  (parent  company)
filed a legal action  claiming  that the assets  related to these  obligations -
loans  and  financing  -  belong  to the  Company  as  well  as  the  respective accessories, plus compensations for the installments paid.

In November  1999,  the Company's  management  decided to transfer to the actual holding - Tele Centro Oeste Celular  Participacoes  S.A.. the liability  derived from the loan originally made by Telecomunicacoes Brasileira S.A. - TELEBRAS and absorbed during the spin-off process.

The Company's  lawyers believe that the chances of obtaining a favorable outcome are good.

11. CAPITAL

The  authorized   capital  at  June  30  and  March  31,  2001   corresponds  to
700,000,000,000 shares.

The subscribed and paid-in capital at June 30, 2001 is R$ 319,618 (R$ 303,000 at
March 31,2001) represented by 366,463,334,000  shares distributed as follows (in thousands of shares):

                                                        6/30/2001          3/31/2001
                                               --------------------------------------
Common shares                                         126,433,337        124,369,031
Preferred shares                                      240,029,997        240,029,997
                                               --------------------------------------
Total                                                 366,463,334        364,399,028
                                               ======================================
Equity value per lot of thousand shares (in R$)          2.640202           2.555715

The preferred shares of Tele Centro Oeste Celular  Participacoes S.A do not have voting right with priority of capital  reimbursement  and payment of noncumulate minimum dividends.

Tele Centro Oeste Celular Participacoes S.A.  Administration Board, decided on a meeting  held on June 22,  2001,  for the  acquisition  at market value of up to
28,150,000,000  shares  issued by this  Company,  distributed  in  4,750,000,000 common shares and  23,400,000,000  preferred  shares,  representing up to 10% of common shares in  circulation,  for canceling or holding in Treasury  Department and further alienation, with no stock capital reduction

12. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS)

At June 30, 2001, the Company and subsidiaries  maintained operations that could be regarded as "Financial  Instruments"  according to instruction of the CVM No.
235/95.  However,  none of these operations should result in significant effects regarding future gain or loss, considering market values and rates.

The main operations were:

Short-term  investments  - adjusted  according to rates agreed with by financial institutions, without expectations of losses to the Company.

Loans and financing - are linked to several  indices and present varied interest rates,  as  mentioned in Note 8. Local  management  does not believe that future gains or losses will be generated by negotiations involving loans and financing.

The  handling  of  these  operations  is  carried  out  through   definition  of
strategies,  establishment of control systems,  determination of position limits and assessment of risks involved.

--------------------------------------------------------------------------------

THIS  RELEASE  CONTAINS  FORWARD-LOOKING  STATEMENTS.  STATEMENTS  THAT  ARE NOT
STATEMENTS  OF  HISTORICAL  FACT,  INCLUDING  STATEMENTS  ABOUT THE  BELIEFS AND
EXPECTATIONS OF THE COMPANY'S MANAGEMENT,  ARE FORWARD-LOOKING  STATEMENTS.  THE
WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS,"
"PLANS," "PREDICTS,"  "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO
IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND
UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY

BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS,  AND THE READER SHOULD NOT
PLACE  UNDUE  RELIANCE  ON  THESE  FORWARD-LOOKING  STATEMENTS.  FORWARD-LOOKING
STATEMENTS  SPEAK ONLY AS OF THE DATE THEY ARE MADE,  AND THE  COMPANY  DOES NOT
UNDERTAKE ANY  OBLIGATION TO UPDATE THEM IN LIGHT OF NEW  INFORMATION  OR FUTURE
DEVELOPMENTS.

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                      Tele Centro Oeste Cellular Holding Company

Date: August 9, 2001             By:  /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      -----------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President